UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C. 20549

				FORM 12b-25

		NOTIFICATION OF LATE FILING- Form 10-QSB

SEC File Number
0-15282
CUSIP Number
007977-10-1


PART I- REGISTRANT INFORMATION

Advanced Detectors, Inc.
 1220-A Avenida Acaso
Camarillo, CA 93012


PART II- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

Check: X
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

(b) The subject quarterly report of transition report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and,

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III- NARRATIVE

See attached Rider.






PART IV- OTHER INFORMATION

Person to Contact: Frederick Essex (805) 484-8300, ext. 236

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months period that the registrant was required to file such reports been filed? YES

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? NO


Advanced Detectors, Inc.
(name of Registrant as specified in charter)


Date: November 13, 1996			By: Frederick Essex





Advanced Detectors, Inc.
Rider to Form 12b-25
Part III- Narrative


On November 5, 1996, Dr. James Gerberman, the registrant's President and Treasurer, resigned. In the absence of a Chief Financial Officer or Financial Controller, due to the cost cutting efforts implemented by the company in light of its current cash constraints, Dr. Gerberman had undertaken responsibility for preparing the registrant's Interim Financial Statements and form 10-QSB. Upon Dr. Gerberman's Resignation, the registrant was compelled to engage a part-time Financial Controller who was unfamiliar with the company's books of account and, therefore, unable to compile all of the information necessary to prepare the registrant's form 10-QSB on a timely basis. Consequently, the registrant requires the additional time afforded by rule 12b-25 to complete and file its form 10-QSB.